UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Senior Secured Demand Notes

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2022

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular or Annual Report on Form 1-K. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings, as described in greater detail below. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Effects of COVID-19 on business model and portfolio performance

Through June 30, 2022, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year over year decline in pending home sales following the April 2020 COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their Projects consistent with anticipated timelines. However, during late May and June 2020 demand for residential real estate rebounded significantly, approaching pre-pandemic levels, while the supply of homes for sale remained low as many homeowners were hesitant to list their homes for sale. From July through December 2021, the supply of homes for sale has remained low while demand for housing has increased significantly, resulting in increasing home prices, a market environment that has generally benefited our Portfolio Borrowers.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the great recession that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages currently allow borrowers to avoid foreclosure through forbearance. Similarly, many states and counties have implemented legislation or executive orders to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on almost all of its loans since mid-April 2020.

While the Company has not experienced an increase in delinquent loans so far, the Company is prepared to manage those situations individually. In an abundance of caution, the Company has taken the following actions to mitigate future risks, until the Company has determined the risks associated with the COVID-19 crisis have sufficiently dissipated: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) the Company continues lending to only the highest quality borrowers; (4) the Company continues to focus its lending in non-judicial states, which it believes to be less risky than judicial states; and (5) the Company primarily lends on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to sell their projects to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, and other interest-earning assets and the interest paid on borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

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Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The Company’s expects to accrue a provision for loan losses at a rate of 0% and 1.0% annualized.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements. The Company has evaluated its current tax positions and has concluded that as of June 30, 2022, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

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Comparison of Operating Results for the Six Months Ended June 30, 2022 and 2021

Net Income, Net Margin and Net Interest Rate Spread. Net income was $3,623,257 for the six months ended June 30, 2022, compared to $2,004,740 for the six months ended June 30, 2021, an increase of $1,618,517 or 80.7%.

Net interest margin for the six months ended June 30, 2022 and 2021 was 9.132% and 9.457%, respectively. Similarly, the net interest rate spread for the six months ended June 30, 2022 and 2021 was 7.329% and 7.270%, respectively.

Net income saw a material increase between periods as the Company increased its average interest-earnings assets by $30.6 million, reflecting strong loan demand and loan portfolio growth. Net interest margin and net interest rate spread remained fairly constant between periods as the Company maintained similar portfolio leverage and experienced a 50 basis point decline in average yield earned on interest-earning assets that was offset by a 53 basis point decline in the interest rate paid on interest-bearing liabilities.

Interest Income. Mortgage interest income increased $1,539,797, or 25.7%, to $7,529,570 for the six months ended June 30, 2022 compared to $5,989,773 for the six months ended June 30, 2021. The increase in interest income was primarily the result of average interest-earnings assets increasing by $30.6 million, reflecting strong loan demand and loan portfolio growth.

The average daily balance of cash during the six months ended June 2022 and 2021 was $31,560 and $691,736, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $303,338, or 22.8%, to $1,635,603 for the six months ended June 30, 2022 from $1,332,265 for the six months ended June 30, 2021.

Interest expense paid on Junior Notes decreased $127,489, or 100%, to $0 for the six months ended June 30, 2022 compared to $127,489 for the six months ended June 30, 2021. This decrease was the result of the Company converting all outstanding Junior Notes to Class C Units of Equity as part of its recapitalization, effective February 1, 2021.

Interest expense paid on Senior Notes increased $88,225, or 13.6%, to $737,751 for the six months ended June 30, 2022 compared to $649,526 for the six months ended June 30, 2021. This increase was driven by a $4.4 million, or 17.3%, increase in the average balance of Senior Notes outstanding to $29.8 million from $25.4 million more than offsetting a 16 basis point reduction in the interest rate paid on Senior Notes. This decline in interest rate paid reflects the savings from two Senior Note rate changes applicable to all Senior Notes outstanding. The first rate change to 5.5% from 6% became effective November 25, 2020, and the second rate change to 5% from 5.5% became effective February 23, 2021.

Interest expense on Bank Borrowings increased $342,602, or 61.7%, to $897,852 for the six months ended June 30, 2022 from $555,250 for the six months ended June 30, 2021. This increase was attributable to a 83.4% increase in average Bank Borrowings to $44.6 million from $24.3 million more than offsetting a 54 basis point decrease in the interest rate paid on those Bank Borrowings. The decrease in interest rate paid on Bank Borrowings was the result of interest rate reductions by the Federal Reserve, and the refinancing of the Company’s bank line of credit. In May 2021, the Company refinanced its $40 million credit facility provided by Western Alliance Bank with a new $40 million credit facility provided by Umpqua Bank. The new credit facility is substantially the same but offers the Company more attractive pricing. The Western Alliance Bank financing was priced at the greater of 1-Month LIBOR plus 3.125% or 4.75% (floor rate), compared to the Umpqua Bank financing priced at the greater of 1-Month LIBOR plus 2.75% or 4.00% (floor rate). Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50,000,000, and was amended again, effective as of January 28, 2022 and June 8, 2022, to increase the amount of funds available to $60,000,000 and $75,000,000, respectively. To comply with federal regulations requiring financial institutions to replace the LIBOR index, on June 8, 2022 the interest rate on the Company’s line of credit changed from 1-Month LIBOR plus 2.75% to 1-Month SOFR plus 2.8%, which is believed to be comparable. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets.

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Net Interest Income. Net interest income increased $1,236,459, or 26.5%, to $5,893,967 for the six months ended June 30, 2022 from $4,657,508 for the six months ended June 30, 2021. The increase resulted primarily from a $1,539,797 increase in interest income more than offsetting a $303,338 increase in interest expense.

The increase in interest income was primarily the result of loan portfolio growth more than offsetting a modest decline in yield earned on Portfolio Loans, due to industry pricing pressure. The increase in interest expense was primarily attributable to an increase in Bank Borrowings used to finance loan portfolio growth.

Rental Property Income. Rental property income decreased $9,936 to $0 for the six months ended June 30, 2022 from $9,936 for the six months ended June 30, 2021. The decrease resulted primarily from the sale of all of the Company’s remaining rental properties during 2021.

Other Income. Other income decreased $8,186, or 3.6%, to $221,864 for the six months ended June 30, 2022 from $230,050 for the first six months of 2021. The modest decrease was primarily attributable to an decrease in late fees and default interest. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense decreased $379,831, or 13.3%, to $2,477,468 for the six months ended June 30, 2022 from $2,857,299 for the six months ended June 30, 2021. The largest increase in non-interest expense was a $473,743 increase in loan servicing fees due to loan portfolio growth. The largest decrease in non-interest expense was a $544,870 decrease in provision for loan losses expense, reflecting the Company’s decision to reduce the accrual rate during 2022.

Provision for Loan losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $244,084 for the six months ended June 30, 2022, compared to $788,954 during the six months ended June 30, 2021. The allowance for loan losses was $1,935,187, or 1.4% of total unpaid principal balance at June 30, 2022, compared to $1,261,491, or 1.1% of total unpaid principal balance at June 30, 2021.

The Company recorded loan charge offs of $7,780 during the six months ended June 30, 2022, compared to charge offs of $33,499 during the six months ended June 30, 2021. The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized.

The Company had no delinquent loans at June 30, 2022, compared to $884,059 million, or 0.8%, of the total unpaid principal balance at June 30, 2021. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2022 and June 30, 2021.

The decrease in provision-for-loan-losses during the six months ended June 30, 2022 was primarily attributable to a higher accrual rate of provision-for-loan-losses during 2021, reflecting loan portfolio growth and the Company’s decision to increase its allowance for loan losses to mitigate any future risks related to COVID-19. It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

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Income Taxes. Income tax expense for the six months ended June 30, 2022 and 2021 were $7,326 and $1,956, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. The Company intends to elect to be treated as a corporation taxed as a REIT commencing with the fiscal year ended December 31, 2022. See the Company’s offering circular “Critical Accounting Policies and Accounting Estimates – Income Taxes” Page 5 for additional disclosures regarding income taxation.

Comparison of Financial Condition at June 30, 2022 and December 31, 2021

Total Assets. At June 30, 2022, total assets equaled $136.2 million, an increase of $18.6 million, or 15.8%, from $117.7 million at December 31, 2021. The increase in total assets compared to yearend was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the six months ended June 30, 2022.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” Page 5, and “– Fair Value of Mortgage Loans Receivable” Page 5 for additional details.

At June 30, 2022, net loans equaled $133.1 million, an increase of $19.8 million, or 17.5%, from $113.3 million at December 31, 2021. The increase in net loans compared to yearend was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the six months ended June 30, 2022.

Real Estate Held for Sale (REO). As of June 30, 2022, the Company had REO asset inventory of $2.1 million (1.5% of total assets) comprised of 1 property located in Alameda County, California. Repairs to the California property are 95% complete and the Company is waiting for a public works permit to be issued prior to listing the property for sale. During the six months ended June 30, 2022, no REO asset were acquired and one REO asset was sold.

This compares to December 31, 2021 when the Company had REO asset inventory of $2.9 million (2.5% of total assets) comprised of 2 properties located in Alameda County, California.

Rental Property. At December 31, 2021 and during the six months ending June 30, 2022, the Company had no rental property.

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Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors and Senior Notes as well as the disposition of non-performing assets.

Equity Program. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represented all of the Company’s equity until the capital restructuring on February 1, 2021, and is a continuous offering that allows the Company to raise additional equity as needed. Equity Program investors are able to demand redemption of their equity units, subject to certain restrictions.

At June 30, 2022, equity totaled $55.5 million, an increase of $5.9 million, or 12.0%, from $49.5 million at December 31, 2021. The Company’s equity balance was in compliance with bank covenants and Senior Note covenants at June 30, 2022 and December 31, 2021.

Bank Borrowings. As of December 31, 2021, the Company had a $50 million line of credit from Umpqua Bank. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority to the Senior Notes. While the line of credit provided leverage and a source of low cost capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of 65 percent of the outstanding balance of the Company’s Portfolio; subject to certain adjustments and exclusions and subject to a cap of $50 million. At December 31, 2021, the borrowing base was $50 million. Under the line of credit, the Company was also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to tangible net worth of not more than 1.00 to 1.00 ratio that did not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity and Senior Notes); (b) a turnover ratio of no less than 1.00 to 1.00 (calculated as the ratio of paid off note receivables to average line of credit utilization); and (c) interest and preferred return coverage ratio of no less than 1.00 to 1.00 (calculated as the ratio of cash flow to interest expense and preferred returns). As of December 31, 2021, the Company was in compliance with all of the foregoing financial covenants.

As of June 30, 2022, $75 million was available under the Company’s line of credit agreement with Umpqua Bank (“Umpqua”).

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On May 13, 2021, the Company entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua, an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40,000,000. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s $40,000,000 revolving line of credit from Western Alliance Bank and the agreements associated with the Western Alliance Bank line of credit were terminated. Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50,000,000, and was amended again, effective as of January 28, 2022 and June 8, 2022, to increase the amount of funds available to $60,000,000 and $75,000,000, respectively.

For the six months ended June 30, 2022 and for the year ending December 31, 2021, average line of credit utilization during these periods was 73.9% and 72.2%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018.

The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2022	2021	2021
Total assets	$136,217,462	$111,541,549	$117,655,318
Senior Notes	29,908,605	29,389,128	29,467,505
Percentage of total assets	22.0%	26.3%	25.0%

As of June 30, 2022 and 2021, and December 31, 2021, Senior Notes were $29.9 million (22.0% of total assets), $29.4 million (26.3% of total assets) and $29.5 million (25.0% of total assets), respectively. Senior Notes remained constant in absolute dollars but declined as a percentage of total assets as a result of the Company increasing total assets through the use of additional Equity Program capital and Bank Borrowings.

Junior Notes. As of June 30, 2022, the Company had no Junior Notes.  On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. On May 1, 2019, the Company amended the offering again, reducing the interest rate to 7% per annum. On October 1, 2020, the Company amended the offering again, reducing the interest rate to 6% per annum. Junior Notes were subordinate to the Senior Notes and Bank Borrowings. As of December 31, 2020, Junior Notes were $23.8 million (25.2% of total assets). Effective February 1, 2021, all of the Junior Notes were converted into Class C Units or other forms of equity in the Company.

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Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

REIT Election

Effective July 28, 2022, the members of the Company approved the Company’s election to be treated as a real estate investment trust (“REIT”) for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ending December 31, 2022 and in connection therewith, the amendment and restatement of the Company’s Second Amended and Restated Operating Agreement (the “Third Amended Operating Agreement”) to incorporate certain provisions to facilitate that election.

A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code. The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company intends to do commencing on its 2022 tax return. Upon such election and subject to meeting the REIT eligibility requirements, the Company will cease to be treated as a partnership for U.S. federal income tax purposes and instead be treated as a corporation taxable as a REIT commencing with our taxable year ending December 31, 2022. The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash. Failure to make required distributions may result in additional taxes and penalties to the Company.

ITEM 2 OTHER INFORMATION

None.

11

ITEM 3 FINANCIAL STATEMENTS

12

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2022 and December 31, 2021

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2022	2021

ASSETS

Cash and cash equivalents	$3,848	$549,211
Mortgage interest receivable	1,007,217	912,251
Mortgage loans receivable, net	133,111,947	113,303,926
Real estate held for sale	2,094,450	2,889,930
Rental property, net	-	-
Total assets	$136,217,462	$117,655,318

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$56,830	$125,136
Servicer fees payable	340,437	315,103
Incentive fees payable	-	-
Interest payable	276,596	245,876
Notes payable - junior notes	-	-
Notes payable - senior notes	29,908,605	29,467,505
Line of credit, net	48,878,858	36,361,430
Deferred interest	1,303,427	1,621,810
Total liabilities	80,764,753	68,136,860

Members’ equity	55,452,709	49,518,458
Total liabilities and members’ equity	$136,217,462	$117,655,318

The accompanying notes are an integral part of these financial statements.

13

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members’ Equity

June 30, 2022 and 2021

(unaudited)

_____________________________

	Six Months Ended June 30,
	2022	2021
Revenues
Mortgage interest income	$7,529,570	$5,989,773
Rental property income	-	9,936
Other income	221,864	230,050
Total revenues	7,751,434	6,229,759

Operating expenses
Interest expense	1,635,603	1,332,265
Servicer fees	1,954,491	1,480,748
Incentive fees	-	895
Provision for loan losses	244,084	788,954
Professional fees	70,866	283,072
Real estate holding costs	19,393	27,153
Other expense	188,634	276,477
Total operating expenses	4,113,071	4,189,564

Other income (expense)
Gain (loss) on sale of real estate held for sale	(7,780)	(33,499)
Total other income (expense)	(7,780)	(33,499)

Income before income tax and LLC fees	3,630,583	2,006,696
Income tax and LLC fees	7,326	1,956

Net income	$3,623,257	$2,004,740

Members’ equity, beginning of year	49,518,458	21,725,428
Members’ contributions	12,059,739	33,341,083
Members’ earning distributions	(950,123)	(200,120)
Members’ capital withdrawals	(8,798,622)	(8,810,886)

Members’ equity, end of period	$55,452,709	$48,060,245

The accompanying notes are an integral part of these financial statements.

14

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

June 30, 2022 and 2021

(unaudited)

_____________________________

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$3,623,257	$2,004,740
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	244,084	788,954
Amortization of deferred loan origination fees	(1,279,607)	(1,143,036)
Depreciation	-	5,525
Loss (gain) on sales of real estate held for sale	7,780	33,499
Junior notes interest expense converted to debt	-	200,753
Senior notes interest expense converted to debt	516,815	377,441
Change in operating assets and liabilities
Mortgage interest receivable	(102,746)	(58,974)
Accounts payable and other accrued liabilities	(68,306)	(23,398)
Servicer fees payable	25,334	30,206
Incentive fees payable	-	(873)
Interest payable	30,720	(124,263)
Deferred interest	(318,383)	219,998
Net cash provided by operating activities	2,678,948	2,310,572

Cash flows from investing activities
Loans funded	(125,814,967)	(101,867,572)
Principal collected on loans	107,050,249	84,409,715
Improvement costs on real estate held for sale	(148,352)	-
Improvement costs on rental property	-	-
Proceeds from sales of real estate held for sale	936,052	-
Net cash used in investing activities	(17,977,018)	(17,457,857)

Cash flows from financing activities
Borrowings on notes payable - junior notes	-	48,250
Repayments on notes payable - junior notes	-	(24,174,742)
Borrowings on notes payable - senior notes	9,706,051	12,300,983
Repayments on notes payable - senior notes	(9,781,766)	(7,518,738)
Net borrowings on line of credit	12,517,428	8,994,116
Members’ contributions	12,059,739	33,341,083
Members’ earnings distributions	(950,123)	(200,120)
Members’ capital withdrawals	(8,798,622)	(8,728,775)
Net cash provided by (used in) financing activities	14,752,707	14,062,057

Net increase (decrease) in cash and cash equivalents	(545,363)	(390,898)
Cash and cash equivalents at beginning of year	549,211	424,361
Cash and cash equivalents at end of period	$3,848	$33,463

Supplemental disclosures of cash flow information
Cash paid for interest	$1,604,882	$1,456,529
Cash paid for income tax and LLC fees	$7,327	$1,956

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$-	$-
Mortgage interest receivable transferred to real estate held for sale	$-	$-
Sale of real estate financed with mortgage loan receivable	$-	$767,920
Real estate held for sale converted to rental property	$-	$-
Notes payable converted to members’ equity	$-	$-
Member’s equity converted to notes payable	$-	$82,111

The accompanying notes are an integral part of these financial statements.

15

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager. The Fund is responsible for its operating expenses, while the Manager is generally responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Fund. Because of the Manager’s role in operating the Fund, as a matter of administrative convenience, the Manager may from time to time incur certain expenses on behalf of the Fund that are reimbursable to the Manager, or with respect to certain de minimis expenses, absorbed by the Manager at its election.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

16

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

17

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight-line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

18

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund’s assets and liabilities measured at fair value on a non-recurring basis as of June 30, 2022 and December 31, 2021:

Item	Level 1	Level 2	Level 3	Total
Real estate owned (June 30, 2022)	$-	$-	$2,094,450	$2,094,450

Real estate owned (December 31, 2021)	$-	$-	$2,889,930	$2,889,930

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)

Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

19

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $825,490 at June 30, 2022 and $808,120 at June 30, 2021 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $1,279,607 during the first six months of 2022, and $1,143,036 during the first six months of 2021 were amortized into income during each applicable period.

20

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund’s operations. Due to the calculation of monthly profit distributions, the Fund does not allow mid-month contributions. After the monthly distributions are processed, the subscription funds will be recognized as member contributions on behalf of the subscribing member. There were no subscription funds as of June 30, 2022 and 2021.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2022 and 2021, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Fund has evaluated subsequent events through the date hereof, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

21

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The operating agreement provides for four classes of equity units, Class A, Class B, Class C and Class D. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Under the Third Amended Operating Agreement, there are two potential sources of distributions: (a) Net Cash Flow From Operations, and (b) Net Cash Flow from Sale or Refinance.

“Net Cash Flow from Operations” means the cash flow resulting from the operation of the Investments, including, but not limited to, monthly interest payments and fees and charges associated with or related to the ownership, operation and management of any Investments, or any other source, less cash expenditures of the Company and the amount of any funds the Manager, in its reasonable discretion, determines to set aside for contingencies and the establishment of reasonable and prudent working capital and reserves, or for investment in additional Investments.

The Manager shall cause Net Cash Flow from Operations, to the extent available for distribution, to be distributed to holders of Units promptly following the end of each month as follows:

(i) first, 100% to the holders of Class D Units pro rata based on the Class D Preferred Return payable to the holders of Class D Units, until each such Person has received the accrued but unpaid Class D Preferred Return payable to such Person;

(ii) second, 100% to the holders of Class C Units pro rata based on the Class C Preferred Return payable to the holders of Class C Units, until each such Person has received the accrued but unpaid Class C Preferred Return payable to such Person;

(iii) third, 100% to the holders of Class B Units pro rata based on the Class B Preferred Return payable to the holders of Class B Units, until each such Person has received the accrued but unpaid Class B Preferred Return payable to such Person; and

22

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

3. Fund Provisions (continued)

(iv) thereafter, (A) 90% to the holders of Class A Units pro rata based on the number of Class A Units held by each such Person; and (B) 10% to the holders of Class B Units, Class C Units, and Class D Units pro rata based on the number of Units held by each such person.

“Net Cash Flow from Sale or Refinance” means the cash flow resulting from the repayment of all or any portion of any Investments, or the sale, financing or refinancing of all or any portion of any real estate owned properties held by the Company, less cash expenditures of the Company and the amount of any funds the Manager, in its reasonable discretion, determines to set aside for contingencies and the establishment of reasonable and prudent working capital and reserves, or for investment in additional Investments.

Net Cash Flow From Sale or Refinance, if any, shall be distributed at such times as the Manager may determine in the following priority:

(i) first, 100% to the holders of Class D Units pro rata based on the Class D Preferred Return payable to the holders of Class D Units, until each such Person has received the accrued but unpaid Class D Preferred Return payable to such Person;

(ii) second, 100% to the holders of Class D Units pro rata based on the Unreturned Capital Contributions of the holders of Class D Units, until each holder of Class D Units has received an amount equal to such Person’s Unreturned Capital Contributions with respect to such Class D Units;

(iii) third, 100% to the holders of Class C Units pro rata based on the Class C Preferred Return payable to the holders of Class C Units, until each such Person has received the accrued but unpaid Class C Preferred Return payable to such Person;

(iv) fourth, 100% to the holders of Class C Units pro rata based on the Unreturned Capital Contributions of the holders of Class C Units, until each holder of Class C Units has received an amount equal to such Person’s Unreturned Capital Contributions with respect to such Class C Units;

(v) fifth, 100% to the holders of Class B Units pro rata based on the Class B Preferred Return payable to the holders of Class B Units, until each such Person has received the accrued but unpaid Class B Preferred Return payable to such Person;

(vi) sixth, 100% to the holders of Class B Units pro rata based on the Unreturned Capital Contributions of the holders of Class B Units, until each holder of Class B Units has received an amount equal to such Person’s Unreturned Capital Contributions with respect to such Class B Units; and

(vii) seventh, 100% to the holders of Class A Units pro rata based on the Unreturned Capital Contributions of the holders of Class A Units, until each holder of Class A Units has received an amount equal to such Person’s Unreturned Capital Contributions with respect to such Class A Units; and

(viii) thereafter, (A) 90% to the holders of Class A Units pro rata based on the number of Class A Units held by each such Person; and (B) 10% to the holders of Class B Units, Class C Units, and Class D Units pro rata based on the number of Units held by each such Person.

“Unreturned Capital Contributions” mean the amount of Capital Contributions attributable to a Unit, less any distributions received with respect to such Unit from Net Cash Flow From Sale or Refinance.

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

Redemption at the Election of the Company. The Manager shall have the right to unilaterally redeem on behalf of the Company all or any portion of a Member’s Class A, Class B, Class C, or Class D Units, as applicable, at any time by payment of any accrued but unpaid Preferred Return applicable to such Units being redeemed together with the Unreturned Capital Contribution of such Units. This Manager right will be suspended however during any period when the Manager has suspended processing Redemption Requests as discussed below, or with respect to the Class A Units or Class B Units if such redemption would cause the Unreturned Capital Contributions of the Class A Units and the Class B Units, in the aggregate, to equal an amount less than 20% of the total assets of the Company (the “Class Limitation”).

Redemption at the Election of the Members. Any Member shall have the right to require a redemption of all or a portion of its Units by submitting a written request (a “Redemption Request”) to the Manager; provided, however, any Member submitting a Redemption Request that holds less than 50,000 Units must submit a Redemption Request with respect to all Units held by such Member. In connection with a Redemption Request, the Member requesting redemption shall be entitled to receive an amount equal to any accrued but unpaid Preferred Return applicable to such Units being redeemed, together with the Unreturned Capital Contribution of such Units being redeemed, with each Member expressly acknowledging that no amounts will be paid to a Member seeking redemption except for any accrued and unpaid Preferred Return and any Unreturned Capital Contributions applicable to such redeemed Units. Redemption Requests will generally be completed in the order received, except as described below.

23

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

3. Fund Provisions (continued)

It is the intention of the Company to complete all Redemption Requests in sixty (60) days of receipt of a Redemption Request, provided however, (i) if the Company receives a Redemption Request from a Member (or group of affiliated Members) for an aggregate amount over $1 million, then the Company may, at the Manager's election, as determined in its sole discretion, complete any such Redemption Request in multiple monthly payment intervals of $1,000,000 for each such payment date and (i) if the Company has unfulfilled Redemptions Requests at any time from Members collectively holding more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may elect to (A) suspend processing of any additional Redemption Requests by Members in the order received; (B) extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any Investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests, (C) make payments, or prepayments as applicable, to Members who have submitted a Redemption Request, provided, however, that any such payments or prepayments during such extension shall be made in accordance with the distribution waterfall associated with the Net Cash Flow From Sale or Refinance instead of in the order received (subject to the Class Limitation); and (D) give notice to all Members that the Company is electing to take the actions set forth in subsections (A), (B) and (C) above.

Notwithstanding the above, the Manager does not intend to cause the Company to redeem any Units, if the redemption could cause the Company to become a “publicly traded partnership”. If the Manager determines that limiting the redemptions in any calendar year, or otherwise delaying such redemption, might avoid causing the Company to become a “publicly traded partnership”, the Manager may take such action as the Manager determines is required to avoid the Company being treated as a “publicly traded partnership”, including, without limitation: (1) requiring a notice period before effectuating the redemption, (2) establishing the fair market value of the Units after the expiration of the notice period, (3) limiting the number of redemptions in any calendar year, and (4) limiting the number of times in each calendar year when Units may be redeemed.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2022:

Outstanding mortgage loans receivable	$135,872,624
Unamortized deferred loan origination fees	(825,490)
Allowance for loan losses	(1,935,187)
Mortgage loans receivable, net	$133,111,947

Mortgage loans receivable, net, consisted of the following at December 31, 2021:

Outstanding mortgage loans receivable	$115,701,463
Unamortized deferred loan origination fees	(698,654)
Allowance for loan losses	(1,698,883)
Mortgage loans receivable, net	$113,303,926

24

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the year ended December 31, 2021 and the six months ended June 30, 2022:

2021 Beginning balance	$506,038
Provision for loan losses	1,353,866
Write-offs	(161,021)
Ending balance as of December 31, 2021	$1,698,883

2022 Beginning balance	$1,698,883
Provision for loan losses	244,084
Write-offs	(7,780)
Ending balance as of June 30, 2022	$1,935,187

Allocation of the allowance for loan losses by collateral type as of June 30, 2022 and December 31, 2021 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2022:

Single family residential (1 - 4 units)	$1,780,372
Land/Construction	154,815
Commercial	0
Multi-family residential (5 or more units)	0
Total	$1,935,187

As of December 31, 2021:

Single family residential (1 - 4 units)	$1,431,681
Land/Construction	195,289
Commercial	29,183
Multi-family residential (5 or more units)	42,730
Total	$1,698,883

25

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. Between March and October 2019, the Fund refinanced all junior notes from an interest rate of 8% to 7%. Between October 2020 and January 2021, the Fund refinanced a portion of junior notes from an interest rate of 7% to 6%. Effective February 1, 2021, all junior notes were converted to Class C equity.

6. Notes Payable - Senior Notes

On March 1, 2018, the Company commenced a debt offering of 6% Senior Secured Demand Notes pursuant to Regulation A. The offering was qualified by the Security and Exchange Commission in February 2018. On November 25, 2020, the Fund effected a rate change on all outstanding senior notes from 6.0% to 5.5%. On February 23, 2020, the Fund effected a rate change on all outstanding senior notes from 5.5% to 5.0%

As of June 30, 2022 and December 31, 2021 the senior notes payable within the note program held a balance of $29,908,605 and $29,467,505, respectively.

Interest expense on these senior notes amounted to $737,751 and $649,526 for the six months ended June 30, 2022 and 2021, respectively.

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund's assets.   On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90-day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund refinanced its previous line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets. The annual interest rate was equal to the greater of 4.50% plus the one-month LIBOR rate from time to time in effect or 4.75%.   On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one-month LIBOR plus 4.50% to one-month LIBOR plus 4.00%. On January 24, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 4.0% to one-month LIBOR plus 3.5%. On April 16, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 3.5% to one-month LIBOR plus 3.125%. On December 5, 2019, the Fund extended the line of credit to March 1, 2020. On February 24, 2020, the Fund extended the line of credit to March 1, 2022.

During May 2021, the Fund refinanced its line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $40,000,000. The credit agreement took effect on May 7, 2021. On August 10, 2021, the line of credit was amended to increase the borrowing limit to $50,000,000 and was amended again, effective as of January 28, 2022 and June 8, 2022, to increase the amount of funds available to $60,000,000 and $75,000,000, respectively. To comply with federal regulations requiring financial institutions to replace the LIBOR index, on June 8, 2022 the interest rate on the Company’s line of credit changed from 1-LIBOR plus 2.75% to 1-Month SOFR plus 2.8%, which is believed to be comparable. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets.

26

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

7. Line of Credit, Net (continued)

The interest rate as of June 30, 2022, December 31, 2021 and June 30, 2021 was 4.00%, 4.00% and 4.00%, respectively.

As of June 30, 2022 and December 31, 2021, the outstanding balance on the line of credit was $49,086,626 and $36,472,360, respectively.

For the six months ended June 30, 2022 and 2021, and the twelve months ended December 31, 2021, interest expense on the line of credit amounted to $897,852, $555,250 and $1,369,512, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2022 and December 31, 2021.

Line of credit, net, consisted of the following at June 30, 2022:

Line of credit	$49,086,626
Line of credit origination fees	(207,768)
Line of credit, net	$48,878,858

Line of credit, net, consisted of the following at December 31, 2021:

Line of credit	$36,472,360
Line of credit origination fees	(110,930)
Line of credit, net	$36,361,430

27

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six months ended June 30, 2022 and 2021, servicing fees earned by the Manager amounted to $1,954,491 and $1,480,748, respectively. As of June 30, 2022 and December 31, 2021, servicing fees payable to the Manager were $340,437 and $315,103, respectively.

Operating expenses

For the six months ended June 30, 2022 and 2021, the Manager elected to waive the de minimis amount of operating expenses of the Fund to which it may be entitled to reimbursement, besides those which have been recorded in the Fund’s statement of income and changes in members’ equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2022, there were 308 secured loans outstanding with 155 borrowers with the following characteristics:

Number of secured loans outstanding	308
Total secured loans outstanding	$135,872,624
Average secured loan outstanding	$441,145
Average secured loan as percent of total secured loans	0.32%
Average secured loan as percent of members’ equity	0.89%
Largest secured loan outstanding	$1,800,000
Largest secured loan as percent of total secured loans	1.32%
Largest secured loan as percent of members’ equity	3.64%
Number of secured loans over 90 days past due and still accruing interest	0

28

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	0
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	0
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	16
Number of counties where security is located	88

At June 30, 2022, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2022:

	Loan Balances	Percentage
California	$69,892,429	51.44%
Texas	18,465,210	13.59%
Colorado	16,994,984	12.51%
Other **	30,520,001	22.46%
Totals	$135,872,624	100.00%

29

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at June 30, 2022:

	Loan Balances	Percentage
Santa Clara, California	$16,478,153	12.13%
Alameda, California	13,314,814	9.80%
Other **	106,079,657	78.07%
Totals	$135,872,624	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 9%.

Loans by type of property at June 30, 2022:

Single family residential (1 - 4 units)	$125,002,814
Land/Construction	10,869,810
Commercial	0
Multi-family residential (5 or more units)	0
Total	$135,872,624

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2022:

Current (0 to 30 days)	$135,872,624
31 to 90 days	-
91 days and greater	-
Total	$135,872,624

At June 30, 2022, all of the Fund’s loans carry a term of six to 12 months; therefore the entire loan balance of $135,872,624 is scheduled to mature on or before June 30, 2023. The scheduled maturities includes no loans that were past maturity at June 30, 2022.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

30

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2021, there were 310 secured loans outstanding with 159 borrowers with the following characteristics:

Number of secured loans outstanding	310
Total secured loans outstanding	$115,701,463
Average secured loan outstanding	$373,231
Average secured loan as percent of total secured loans	0.32%
Average secured loan as percent of members’ equity	0.75%
Largest secured loan outstanding	$1,987,500
Largest secured loan as percent of total secured loans	1.72%
Largest secured loan as percent of members’ equity	4.01%
Number of secured loans over 90 days past due and still accruing interest	-
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$630,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	14
Number of counties where security is located	86

31

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2021, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2021:

	Loan Balances	Percentage
California	$53,115,227	45.90%
Texas	14,846,409	12.80%
Colorado	11,938,111	10.30%
Oregon	11,560,142	10.00%
Other **	24,241,575	21.00%
Totals	$115,701,463	100.00%

The various counties in which secured property is located are as follows at December 31, 2021:

	Loan Balances	Percentage
Santa Clara, California	$13,737,259	11.87%
Other **	101,964,205	88.13%
Totals	$115,701,463	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2021:

Single family residential (1 - 4 units)	$94,394,695
Land/Construction	13,300,025
Multi-family residential (5 or more units)	5,096,599
Commercial	2,910,144
Total	$115,701,463

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2021:

Current (0 to 30 days)	$115,069,966
31 to 90 days	631,497
91 days and greater	-
Total	$115,701,463

32

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2021, all of the Fund’s loans carry a term of six to twelve months; therefore, the entire loan balance of $115,701,463 is scheduled to mature in 2022. The scheduled maturities for 2022 include 8 loans totaling approximately $3,070,000 which are past maturity at December 31, 2021.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2022:

Beginning balance (as of December 31, 2021)	$2,889,930
Costs of real estate acquired through or in lieu of foreclosure	-
Improvement costs	148,353
Converted to held for use	-
Sales of real estate	(943,833)
Ending balance	$2,094,450

At June 30, 2022, the real estate held for sale properties included one single family residential property in Alameda County, California.

11. Rental Property

The Company sold its two remaining rental properties during 2021.

At June 30, 2022, the Company had no rental properties.

33

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2022 and 2021

(unaudited)

_________________________

12. Commitments and Contingencies

Construction loans

At June 30, 2022, the Fund had 118 approved construction loans with a total borrowing limit of approximately $22,350,000. 97 loans had undisbursed construction funds, totaling approximately $10,655,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2021, the Fund had 125 approved construction loans with a total borrowing limit of approximately $25,330,000. 92 loans had undisbursed construction funds, totaling approximately $14,240,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

34

ITEM 4 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2

Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on July 29, 2022 (File No. 24R-00149))

3.1

Form of Senior Secured Demand Note (Incorporated by reference to Exhibit 3.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.2

Form of Senior Secured Demand Note Security Agreement (Incorporated by reference to Exhibit 3.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.3

Subordination Agreement, dated effective May 7, 2021, by and among Carr Butterfield, LLC, Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

3.4

Subordination Agreement among Iron Bridge Mortgage Fund LLC, Iron Bridge Management Group, LLC and Western Alliance Bank dated as of December 22, 2015 (Incorporated by reference to Exhibit 3.4 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

4.1

Form of Senior Secured Demand Note Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

4.2

Form of Senior Secured Demand Note Purchase Agreement (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

4.3

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to the Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 6, 2022 (File No. 024-11984))

6.1

Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.2

First Amendment to Loan Documents, dated August 10, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A/A as filed with the Securities and Exchange Commission on August 31, 2021 (File No. 024-11462))

6.3

Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.4

Notice of Recapitalization Consent Form (Senior Secured Demand Notes) (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 1, 2021 (File No. 24R-00149))

6.5

Consent Agreement, dated January 31, 2021, by and between Carr Butterfield, LLC , as Collateral Agent for the holders of Senior Secured Demand Notes and Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 1, 2021 (File No. 24R-00149))

6.6

Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed on February 3, 2022 (File No. 24R-00149))

6.7

Third Amendment to Loan Documents, dated June 8, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.4 to Amendment No. 1 to the Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 2, 2022 (File No. 024-11462))

35

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 28, 2022.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities indicated, and on September 28, 2022.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

16